

May 2, 2013

Via E-mail
Mr. James E. Matthews
Senior Vice President and Chief Financial Officer
ADTRAN, Inc.
901 Explorer Blvd.
Huntsville, AL 35806-2807

> **Re: ADTRAN, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 0-24612**

Dear Mr. Matthews:

We have reviewed your filing and have the following comment. Please comply with this comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

2012 Compared to 2011, Sales, pages 32 and 33

1.   Please tell us and disclose in future filings what management's plans are to address the declining sales of your Optical, HDSL, Internetworking, and other legacy products. We note declines of over 13% for 2012 sales in both your Carrier Networks and Enterprise Networks divisions in these product lines which are partially offset by the recent acquisition of NSN BBA. It is unclear as to how this acquisition will offset declines in your core product lines in future periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Mr. Greg Dundas, Attorney-Advisor at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director